FILE NO. 333-229765

CIK #1768072

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549-1004

Amendment No. 1 to the

Registration Statement

on

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust:	MORGAN STANLEY PORTFOLIOS, SERIES 29

B.	Name of Depositor:	MORGAN STANLEY SMITH BARNEY LLC

C.	Complete address of Depositor’s principal executive offices:

MORGAN STANLEY SMITH BARNEY LLC

2000 Westchester Avenue

Purchase, New York 10577

D.	Name and complete address of agents for service:

PAUL HASTINGS LLP	MORGAN STANLEY SMITH BARNEY LLC
Attention: Michael R. Rosella, Esq.	Attention: Michael B. Weiner, Esq.
200 Park Avenue	2000 Westchester Avenue
New York, New York 10166	Purchase, New York 10577

E.	Title of securities being registered: Units of fractional undivided beneficial interest

F.	Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THE REGISTRATION STATEMENT

☒	Check box if it is proposed that this filing will become effective immediately upon filing on March 21, 2019, pursuant to Rule 487.

Stocks for 2021, Series 2

A UNIT INVESTMENT TRUST

The unit investment trust named above (the "Trust") is included in Morgan Stanley Portfolios, Series 29. The Trust invests in companies that Morgan Stanley & Co. Research believes have the potential to strengthen and extend their respective competitive advantages over an approximately two-year holding period.

Please refer to the Investment Summary on the following page under Investment Concept and Selection Process for a description of the Trust's strategy.

Prospectus dated March 21, 2019

Read and retain this Prospectus for future reference

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

Stocks for 2021, Series 2

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether the portfolio comprising Stocks for 2021, Series 2 (the "Trust") is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The objective of the Trust is to provide long-term capital appreciation.

There is no guarantee that the Trust will achieve its investment objective.

Investment Strategy

The Trust uses a "buy and hold" strategy with a portfolio of stocks, designed to remain fixed over its twenty-six month life. Unlike a mutual fund, the Trust's portfolio is not managed.

Investment Concept and Selection Process

The Trust will seek to meet its objective by investing in companies that Morgan Stanley & Co. LLC Research ("MS&Co. Research") believes have the potential to strengthen and extend their respective competitive advantages over an approximately two-year holding period. The stocks in the Trust were selected from a list of securities published by MS&Co. Research in a March 15, 2019 report titled "30 for 2021" (the "Report").

To create the Report, MS&Co. Research utilized a bottom-up selection process whereby Morgan Stanley & Co. equity analysts were invited to submit the names of companies whose business models and market positions were deemed to be attractive for a multi-year outlook (through 2021) based on the sustainability and quality of a company's business model. In doing so, the Morgan Stanley & Co. equity analysts completed a survey intended to determine the analysts' respective views on various topics such as the company's management and strategic plans, approach to cost and capital efficiency, and perceived resiliency of returns on assets and/or equity. More than 60 companies were submitted for initial consideration as a result of this process.

MS&Co. Research's main criterion for evaluating the initial submissions was the sustainability of each company's return on net operating assets in terms of the following factors: competitive advantage, business model, pricing power, cost efficiency, capital efficiency, growth, and shareholder remuneration via dividends and/or buybacks. Market capitalization and daily trading liquidity were other considerations. MS&Co. Research also examined each stock through the prism of its U.S. Equity Strategy team's quantitative stock selection model, "BEST," which ranks over 1,000 U.S. stocks by their expected market-relative performance on a 24-month horizon, and "MOST," the team's 3-month stock selection model. MS&Co. Research further considered Environmental, Social and Governance ("ESG") principles in its selection process, with a particular emphasis on each company's approach to sustainable and responsible governance.

In creating the list for the Report, MS&Co. Research took a longer term view on each company. MS&Co. Research sought to identify the best franchises—not the most undervalued stocks. As a result, there was no prerequisite that the stocks be rated Overweight nor any specific assumption about the economic cycle. MS&Co. Research believes that the Morgan Stanley & Co. equity analysts' strengths lie in understanding the industry or industries each covers and what will differentiate winners from losers as industry value chains evolve. It is these insights that the Report sought to exploit.

You should note that the Sponsor of the Trust, Morgan Stanley Smith Barney LLC, selected the securities on the basis of the criteria set forth above. The Sponsor intended to include each of MS&Co. Research's selections in the Trust's final portfolio, with the exception of any stock that had to be excluded by the Sponsor (see Description of the Trust—The Portfolio). As a result of this process, the Trust invests in all of the 30 stocks that were identified in the Report. Further, subject to such exclusions, the Trust will continue to purchase or hold securities, notwithstanding the fact that MS&Co. Research, or its affiliates, may revise its opinion with respect to any individual security. In particular, any subsequent publication of a similar type of list of securities or an update of the Report by MS&Co. Research will not affect the composition of the Trust.

Principal Risk Factors

Holders can lose money by investing in the Trust. The value of your units may increase or decrease depending on the value of the stocks which make up the Trust. In addition, the amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the securities and general economic conditions.

The Trust consists of common stocks. If you invest in the Trust, you should understand the potential risks generally associated with common stocks, which include:

•  The financial condition of the issuer may worsen.

•  The rate of the dividends previously paid may be reduced or even eliminated.

•  The stock market is subject to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

In addition, the Trust's portfolio holdings are concentrated in the common stocks of consumer product companies. A trust is considered to be "concentrated" in a particular industry or sector when the securities in a particular industry or sector constitute 25% or more of the total asset value of the portfolio. Please also refer to the "Risk Factors" section for a complete discussion of the risks associated with the Trust's exposure to certain sectors. Compared to the broad market, an individual industry or sector may be more strongly affected by:

•  Highly competitive pressures on pricing.

•  Changes in the interest rates and general economic conditions.

•  Changes in the market prices of particular dominant stocks within the industry.

•  Approval by government agencies and changes in government regulation.

•  Changing domestic and international demand for a particular product.

The Trust's portfolio contains securities issued by 30 companies, which means that Holders should anticipate more price volatility than would occur in an investment in a portfolio which contains a greater number of issuers. A unit investment trust is not actively managed and the Trust will not sell securities in response to ordinary market fluctuations. Instead, securities will not usually be sold until the Trust terminates, which could mean that the sale price of the Trust's securities may not be the highest price at which these securities traded during the life of the Trust. Also, this means that securities may remain in the Trust even though they no longer meet the criteria of the Trust's investment strategy or are no longer viewed favorably by

MS&Co. Research. Further, there is no assurance that the overall thesis and underlying assumptions contained in the Report will be correct or that any individual company selected will benefit in the manner anticipated by MS&Co. Research.

Public Offering Price

On the first day units are made available to the public, the Public Offering Price will be approximately $10.00 per unit, with a minimum purchase of $1,000 ($250 for retirement accounts). This price is based on the net asset value of the Trust plus the amount of the initial sales charge (if any). Beginning on the Date of Deposit, the Trustee will calculate the Public Offering Price of units by using the closing sales prices of the securities in the Trust's portfolio. The Public Offering Price will change daily because prices of the underlying securities will fluctuate.

The Public Offering Price per unit will be calculated by:

•  Adding the combined market value of the underlying securities to any other assets held, reduced by the liabilities of the Trust.

•  Dividing that sum by the number of units outstanding.

•  Adding an initial sales charge (if any).

In addition, during the initial public offering period, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price. After the initial public offering period, the repurchase and cash redemption price of units will be reduced to reflect the estimated cost of liquidating securities to meet redemptions.

Market for Units

The Sponsor intends to repurchase units at a price based on their net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Rollover Option and Termination

When the Trust is about to terminate, you may have the option to rollover your proceeds into a future Trust series, if one is available. If you decide not to rollover your proceeds into the next series, you will receive a cash distribution after the Trust terminates. You will pay your share of expenses associated with a rollover or termination, including brokerage commissions on the sale of securities. See "Exchange and Rollover Options".

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly based on a $10 Public Offering Price per Unit. Actual expenses will vary. See Public Sale of Units and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Public Offering Price		Amounts per 100 Units
Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	0.00	%*	$0.00
Maximum Deferred Sales Charge	2.25	%**	$22.50
Creation and Development Fee	0.50	%***	$5.00
Maximum Sales Charge (including Creation and Development Fee)	2.75%		$27.50
Reimbursement to Sponsor for Estimated Organization Costs	0.248%		$2.48

Estimated Annual Trust Operating Expenses

	As a % of Net Assets		Amounts per 100 Units
Trustee's Fee	0.108%		$1.05
Maximum Portfolio Supervision, Bookkeeping, Administrative and Evaluation Fees	0.093%		$0.90
Other Operating Expenses	0.024	%****	$0.23
Total	0.225%		$2.18

Example

This example helps you compare the cost of the Trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in this Trust:

1 year	$324
26 months (life of Trust)	346

*  The initial sales charge is equal to the difference between the maximum sales charge (including the creation and development fee) of 2.75% and the sum of any remaining deferred sales charge and the creation and development fee. There is no initial sales charge if the Unit price is $10.00 per Unit or less. If the Unit price exceeds $10.00 per Unit an initial sales charge is paid at the time of purchase. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.

**  The deferred sales charge is a fixed dollar amount equal to $0.225 per Unit. The deferred sales charge will be paid from the Trust to the Sponsor in five monthly installments. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 2.25%; if the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 2.25%. If Units are redeemed at any time prior to the Trust's final deferred sales charge payment, any uncollected portion of the $0.225 per Unit deferred sales charge amount will be deducted from the proceeds.

***  The creation and development fee compensates the Sponsor for the creation and development of the Trust. The actual fee is $0.05 per Unit payable as of the close of the initial public offering period, which is expected to be approximately six months from the Initial Date of Deposit. If the Unit price exceeds $10.00 per Unit, the creation and development fee will be less than 0.50%; if the Unit price is less than $10.00 per Unit, the creation and development fee will exceed 0.50%.

****  "Other Operating Expenses" is based upon the estimated size of the Trust determined as of the Initial Date of Deposit. Because certain of the operating expenses are fixed amounts, if the Trust does not reach its estimated size or falls below the estimated size over its life, the actual amount of these operating expenses may exceed the amounts reflected. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above. The estimate for "Other Operating Expenses" does not include brokerage costs and other transactional fees.

Stocks for 2021, Series 2

SUMMARY OF ESSENTIAL INFORMATION AS OF March 21, 2019†

Sponsor, Supervisor and Evaluator

Morgan Stanley Smith Barney LLC

Trustee and Distribution Agent

The Bank of New York Mellon

Unit Price as of Initial Date of Deposit

$10 per Unit

Sales Charge

The maximum aggregate sales charge (including the creation and development fee) is 2.75%. The initial sales charge is the difference between the maximum sales charge of 2.75% and the sum of the total deferred sales charge of $0.225 per Unit and the creation and development fee of $0.050 per Unit. The initial sales charge, if any, is paid directly from the amount invested. The deferred sales charge is paid in five monthly installments on the Deferred Sales Charge Payment Dates. The combination of the initial (if any) and deferred sales charges comprises the "transactional sales charge". Upon a repurchase, redemption or exchange of Units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds. The creation and development fee is paid at the close of the initial offering period. The Trust's initial offering period is anticipated to last approximately six months from the Initial Date of Deposit.

Deferred Sales Charge Payment Dates

October 15, 2019, and the 15th day of each month thereafter, through February 15, 2020.

Termination Date

May 28, 2021, or at any earlier time by the Sponsor with the consent of Holders of two-thirds of the Units then outstanding or any earlier time as permitted or required by the Trust Indenture.

†  The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

Distributions

Distributions of income, if any, will be made on the Distribution Day to Holders of record on the corresponding Record Day. Distributions will be paid in cash, unless a Holder elects to reinvest his or her distribution in additional Units of the Trust. A final distribution will be made upon termination of the Trust.

Record Day

The 10th day of October 2019 and semiannually thereafter

Distribution Day

The 25th day of October 2019 and semiannually thereafter, and upon termination and liquidation of the Trust.

Evaluation Time

4:00 p.m. Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of Trust

The Trust Indenture may be terminated early if the net asset value of the Trust is less than $1,000,000 or less than 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period.

Trustee's Annual Fee

$0.0105 per Unit.

Sponsor's Annual Fee

Maximum of $0.009 per Unit.

CUSIPs

Cash – 61770W109

Wrap Fee – 61770W117

Ticker Symbol

MSEQTX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Morgan Stanley Smith Barney LLC (the Sponsor), and Unit Holders of Morgan Stanley Portfolios, Series 29:

Opinion on the Statement of Financial Condition, Including the Portfolio of Investments

We have audited the accompanying statement of financial condition, including the portfolio of investments, of Morgan Stanley Portfolios, Series 29, comprising Stocks for 2021, Series 2, (the "Trust"), as of the opening of business on March 21, 2019 (Initial Date of Deposit), and the related notes. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Trust as of the opening of business on March 21, 2019 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of financial condition. Our procedures included confirmation of contracts to purchase, by correspondence with the broker, as shown in the statement of financial condition as of the opening of business on March 21, 2019. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 21, 2019

We have served as the auditor of one or more Unit Investment Trusts sponsored by Morgan Stanley Smith Barney LLC since 2014.

Stocks for 2021, Series 2

Statement of Financial Condition as of Initial Date of Deposit, March 21, 2019

TRUST PROPERTY(1)
Investment in Securities:
Contracts to purchase Securities(2)	$222,731
Total	$222,731
LIABILITIES(1)
Reimbursement to Sponsor for Organization Costs(3)	$552
Deferred Sales Charge(4)	5,011
Creation and Development Fee(5)	1,114
Total	$6,677
INTEREST OF UNITHOLDERS
22,273 Units of fractional undivided interest outstanding:
Cost to investors(6)	$222,731
Less: Gross underwriting commissions(7)	6,125
Less: Reimbursement to Sponsor for Organization Costs(3)	552
Net amount applicable to investors	$216,054
Total	$222,731
Net asset value per Unit	$9.700

Notes to Statement of Financial Condition

(1)  The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

(2)  Aggregate cost to the Trust of the Securities listed under Portfolio of the Trust, on the Initial Date of Deposit, is determined by the Evaluator on the basis set forth in footnote 2 to the Portfolio. See also the column headed Market Value of Securities.

(3)  A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These organization costs have been estimated at $0.0248 per Unit for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4)  A deferred sales charge of $0.225 per Unit is payable in five installments on each of the Deferred Sales Charge Payment Dates. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If Units are redeemed prior to the end of the initial offering period, the remaining portion of the deferred sales charge applicable to such Units will be transferred to such account on the redemption date.

(5)  A creation and development fee in the amount of $0.05 per Unit is payable by the Trust on behalf of the Holders out of the assets of the Trust as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the creation and development fee will not be deducted from the proceeds.

(6)  The cost to investors represents the public offering price (computed on the basis set forth under Public Sale of Units—Public Offering Price) plus estimated organization costs.

(7)  Assumes a maximum aggregate sales charge (including the creation and development fee) of 2.75% of the Public Offering Price (2.828% of the net amount invested) computed on the basis set forth under Public Sale of Units—Public Offering Price.

Stocks for 2021, Series 2

PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT, March 21, 2019

Securities(1)(4)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
Communication Services – 6.67%
Alphabet, Inc.-Class A(B)(C)(E)(F)(G)(H)(I)(J)	GOOGL	6	3.30%	$7,358.58
Netflix, Inc.(A)(B)(C)(D)(E)(F)(G)(H)(I)(J)	NFLX	20	3.37	7,504.40
Consumer Discretionary – 19.94%
Amazon.com, Inc.(A)(B)(C)(E)(F)(G)(H)(I)(J)	AMZN	4	3.23	7,189.08
Dollar General Corporation(C)(E)(F)(G)(I)	DG	64	3.37	7,496.32
Home Depot, Inc.(B)(C)(D)(E)(F)(G)(H)(I)	HD	40	3.34	7,444.00
McDonald's Corporation(B)(C)(D)(E)(F)(G)(H)(I)	MCD	40	3.32	7,398.80
NIKE, Inc.-Class B(A)(C)(E)(I)	NKE	86	3.35	7,455.34
Ross Stores, Inc.(I)	ROST	81	3.33	7,412.31
Consumer Staples – 9.99%
Costco Wholesale Corporation(H)(I)	COST	31	3.30	7,346.38
Estee Lauder Companies, Inc.-Class A(C)(E)(I)(K)	EL	47	3.37	7,505.43
Walmart, Inc.(B)(C)(D)(E)(F)(G)(H)(I)(K)	WMT	75	3.32	7,398.00
Financials – 13.25%
Bank of America Corp.(B)(C)(D)(E)(F)(G)(H)(I)(J)	BAC	254	3.27	7,274.56
Blackstone Group L.P.(A)(B)(C)(D)(E)(F)(G)(I)(J)	BX	215	3.36	7,486.30
First Republic Bank(B)(C)(D)(E)(F)(G)(H)(I)	FRC	72	3.29	7,336.80
Progressive Corporation(B)(C)(D)(E)(F)(G)(I)	PGR	103	3.33	7,417.03
Health Care – 6.62%
Anthem, Inc.(B)(C)(E)(F)(G)(H)(I)	ANTM	24	3.27	7,272.24
IQVIA Holdings, Inc.(C)(E)(F)(G)(I)(J)	IQV	52	3.35	7,449.00
Industrials – 10.02%
Emerson Electric Co.(C)(E)(G)(H)(I)	EMR	110	3.37	7,510.80
Raytheon Company(A)(B)(C)(E)(F)(G)(H)(I)	RTN	41	3.31	7,380.82
Verisk Analytics, Inc.(B)(C)(D)(E)(F)(G)(H)(I)	VRSK	58	3.34	7,440.82
Information Technology – 23.46%
Accenture PLC-Class A(3)(A)(C)(E)(F)(G)(I)	ACN	45	3.36	7,482.15
Amphenol Corporation-Class A(F)(G)(I)	APH	78	3.33	7,426.38
Arista Networks, Inc.(C)(E)(I)	ANET	25	3.35	7,461.25
CDW Corp.(B)(C)(E)(F)(G)(I)	CDW	77	3.36	7,482.09
GoDaddy, Inc.-Class A(C)(D)(E)(G)(I)	GDDY	99	3.37	7,509.15
Microsoft Corporation(C)(E)(F)(G)(H)(I)(J)	MSFT	64	3.38	7,521.28
Visa, Inc.-Class A(A)(C)(E)(G)(H)(I)(J)	V	48	3.31	7,380.00

Stocks for 2021, Series 2

Securities(1)(4)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
Real Estate – 6.73%
SBA Communications Corp.-Class A(C)(E)(I)(J)	SBAC	39	3.37%	$7,511.79
Welltower, Inc.(B)(C)(D)(E)(F)(G)(H)(I)	WELL	99	3.36	7,474.50
Utilities – 3.32%
NextEra Energy, Inc.(A)(B)(C)(D)(E)(F)(G)(H)(I)(J)	NEE	39	3.32	7,404.93
			100.00%	$222,730.53

Notes to Portfolio

(1)  All Securities are represented entirely by contracts to purchase Securities, which were entered into on March 20, 2019. All contracts to acquire Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)  Valuation of Securities by the Evaluator was made using the market value per share as of the Evaluation Time on March 20, 2019. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, all of the Trust portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  This company is a foreign issuer.

The following information is unaudited:

(4)  The following information details certain of Morgan Stanley & Co. LLC's investment banking relationships and other matters related to certain of the Trust's securities as of March 15, 2019, unless otherwise noted.

(A)  As of February 28, 2019, Morgan Stanley & Co. LLC, or an affiliate, beneficially owned 1% or more of a class of common equity securities of this issuer.

(B)  For the 12 months ending on March 15, 2019, Morgan Stanley & Co. LLC, or an affiliate, received compensation for investment banking services from this issuer.

(C)  In the 3 months following March 15, 2019, Morgan Stanley & Co. LLC, or an affiliate, expects to receive or intends to seek compensation for investment banking services from this issuer.

(D)  For the 12 months ending on March 15, 2019, Morgan Stanley & Co. LLC, or an affiliate, has managed or co-managed a public offering (or 144a offering) of the securities of this issuer.

(E)  For the 12 months ending on March 15, 2019, Morgan Stanley & Co. LLC, or an affiliate, has provided or is providing investment banking services to, or has an investment banking client relationship with this issuer.

(F)  For the 12 months ending on March 15, 2019, Morgan Stanley & Co. LLC, or an affiliate, has received compensation for products or services other than investment banking services from this issuer.

(G)   For the 12 months ending on March 15, 2019, Morgan Stanley & Co. LLC, or an affiliate, has either provided or is providing non-investment banking, securities-related services to and/or in the past has entered into an agreement to provide services or has a client relationship with this issuer.

(H)  As of March 15, 2019, Morgan Stanley & Co. LLC, or an affiliate, has a significant financial interest in the debt securities of this issuer.

(I)  Morgan Stanley & Co. LLC, or an affiliate, is a market maker in the securities of this company.

(J)  As of March 15, 2019, an employee, analyst or strategist of Morgan Stanley & Co. LLC, or an affiliate, owns securities (or related derivatives) in this company that he or she has recommended in Morgan Stanley Research.

(K)  An employee, director or consultant of Morgan Stanley is a director of Estee Lauder Companies, Inc. This person is not a research analyst or a member of a research analyst's household.

DESCRIPTION OF THE TRUST

Objective of the Trust

The objective of Stocks for 2021, Series 2 (the "Trust") is to provide long-term capital appreciation through a convenient investment in a fixed portfolio (the "Portfolio") consisting of shares of common stocks (the "Securities"). The Trust's portfolio will be comprised, initially, of Securities purchased, to the extent practicable, in approximately equal dollar amounts. The selection process is described in further detail under Investment Summary—Investment Concept and Selection Process.

Achievement of the Trust's objective is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of Securities, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying Securities in the Portfolio.

You should note that the selection criteria were applied prior to the Initial Date of Deposit. After this time, the Securities included in your Trust may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, the Sponsor will generally not remove the Security from the Trust nor refrain from purchasing the Security if additional Units are required. In offering the Units to the public, the Sponsor is not recommending any of the individual Securities but rather the entire pool of securities in your Trust, taken as a whole, which are represented by the Units.

Structure and Offering

This series of the Trust is considered a "unit investment trust." The Trust was created under New York law by a Trust Indenture (the "Indenture") between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of the Trust (a "Unit") represented a fractional undivided interest in the Securities listed in the Portfolio of the Trust. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities ("Additional Securities"). On each settlement date (generally two business days after the applicable date on which Securities were deposited in the Trust or any shorter period as may be required under the Securities Exchange Act of 1934 ("1934 Act")), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase Additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

Following the Initial Date of Deposit, additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the same percentage relationship among the number of shares of each Security in the Portfolio of the Trust that existed immediately prior to the subsequent deposit (the "proportionate relationship"). The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the proportionate relationship among the Securities because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. During the life of the Trust it may not be possible to buy a particular Security due to regulatory, trading or internal Sponsor (or affiliate) related restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Trust that are not subject to those limitations. This would also result in the dilution (reduction in the proportional ownership) of the investment in any such Security not purchased and potential variances in anticipated income. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable. See Administration of the Trust—Trust Supervision. Units may be continuously offered to the public by means of this Prospectus during the initial public offering period (see Public Sale of Units—Public Distribution) resulting in a potential increase in the number of Units outstanding.

The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based in part on the aggregate value of the Securities (including estimated brokerage commissions) in the Trust on that day at the Evaluation Time, plus an initial (if any) sales charge. The Public Offering Price for the Trust will thus vary in the future from the "Unit Price as of Initial Date of Deposit" set forth in the Summary of Essential Information. See Public Sale of Units—Public Offering Price for a complete description of the pricing of Units.

The Sponsor will execute orders to purchase units in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange option (see Exchange and Rollover Options herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

The holders of Units ("Holders") of the Trust may redeem their Units in accordance with the provisions described under Redemption. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units of the Trust will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture. See Administration of the Trust—Amendment and Termination.

The Portfolio

The Sponsor selected the Securities for the Trust using a list of securities identified by MS&Co. Research through the process described under Investment Summary—Investment Concept and Selection Process. The Sponsor and its affiliates may use the list of Securities included in the Trust and distribute this information to various individuals and entities in other forms, including research reports. In doing so, MS&Co., the Sponsor and their affiliates may issue reports, make recommendations to other clients or otherwise effect transactions in the Securities held by the Trust, which includes selling such Securities when a sale by the Trust would be impermissible. This may have an adverse effect on the prices of the Securities and, in turn, the value of the Units (see also Fixed Portfolio herein). This also may have an impact on the price the Trust pays for the Securities and the price received upon unit redemptions or liquidation of the Securities. In addition, MS&Co., the Sponsor and their affiliates in their general securities businesses may act as agent or principal in connection with buying and selling securities, including the Securities held by the Trust, and may have bought the Securities held in the Trust, thereby benefiting. See under "Notes to Portfolio" in this prospectus for specific information concerning the investment banking relationships, various other matters and roles as market-makers maintained by MS&Co. and its affiliates for certain of the Securities included in the Trust. In the future, MS&Co. and its affiliates may seek to provide investment banking or other services to any of the issuers of the Securities in the Trust. Other than providing research, MS&Co. Research is not liable for any information contained in the prospectus which it did not provide. The Trust is not sponsored or endorsed by MS&Co. and MS&Co. does not make a representation or warranty, express or implied, to the Holders of the Trust or any member of the public regarding the advisability of investing in Units of the Trust. MS&Co. has no obligation or liability in connection with the investment decisions made by the Sponsor or the Trust or in connection with the administration of the Trust.

Prior to the initial deposit of the Trust, the Sponsor ensured that the securities identified for inclusion in the Trust did not violate any regulatory, tax, trading and internal Sponsor (or Sponsor-affiliate) related restrictions and further, ensured that the securities would be sufficiently liquid.

The performance of Units of the Trust will differ from the performance of the underlying portfolio Securities for various reasons, including:

•  sales charges and expenses of the Trust,

•  the Portfolio may not be fully invested at all times,

•  the stocks may be purchased or sold at prices different from the closing price used to determine the Trust's net asset value, and

•  not all stocks may be weighted in the initial proportions at all times.

Additionally, the performance of Units for different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Purchasers of securities, including Units, will generally have to pay sales charges or commissions, which will reduce their total return.

All of the Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in the Trust are expected to settle in two business days (or any shorter period as may be required by the 1934 Act), in the ordinary manner for such Securities.

The Trust consists of such Securities as may continue to be held from time to time in the Trust and any additional and replacement Securities held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. See Administration of the Trust—Accounts and Distributions; Trust Supervision.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed in the Portfolio of the Trust, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture. See Administration of the Trust—Trust Supervision.

Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain limited circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size.

See Redemption; Administration of the Trust—Amendment and Termination. For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Termination Date in the Summary of Essential Information, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information. See Risk Factors.

Income

There is no assurance that dividends on the Securities will be declared or paid in the future.

Record and Distribution Days for the Trust are set forth under the Summary of Essential Information. Income distributions, if any, will be paid in cash, unless a Holder elects to reinvest his or her distributions in additional Units of the Trust. See Reinvestment Plan. Because dividends on the Securities are not received by the Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by the Trust and credited to the income account established under the Indenture (the "Income Account") as of the Record Day.

RISK FACTORS

Common Stock

An investment in Units entails certain risks associated with any investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

•  expectations regarding government economic, monetary and fiscal policies,

•  inflation and interest rates,

•  economic expansion or contraction, and

•  global or regional political, economic or banking crises.

The Sponsor's and/or its affiliates' buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units, may impact the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the Securities comprising the Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when, if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stock.

Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as they remain outstanding.

Holders will be unable to dispose of any of the Securities in the Portfolio, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor. However, the Trustee may not be able to vote any Securities in the Trust that are traded on foreign exchanges.

Dividends

The amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the companies and general economic conditions. Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely the Securities will have to be sold to meet Trust expenses. See Expenses and Charges—Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Consumer Product Companies

The Trust is concentrated in the common stocks of consumer product companies, a category which includes consumer discretionary and consumer staples companies. General risks of these companies include the overall state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Global factors including political developments, imposition of import controls, fluctuations in oil prices, and changes in exchange rates may adversely affect issuers of consumer products and services.

Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but may require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Consumer products and services companies may be subject to government regulation affecting their products and operations which may negatively impact performance. Tobacco companies may be adversely affected by new laws, regulations and litigation.

Financial Companies

The Trust invests significantly in securities issued by financial companies. In general, financial services issuers are substantially affected by changes in economic and market conditions, including: the liquidity and volatility levels in the global financial markets; interest rates, as well as currency and commodities prices; investor sentiment; inflation and unemployment; the availability and cost of capital and credit; exposure to various geographic markets or in commercial and residential real estate; competition from new entrants in their fields of business; and the overall health of the U.S. and international economies. The financial services sector continues to be affected by global developments over the last several years including recessionary conditions, deterioration in the credit markets and recurring concerns over sovereign debt. A substantial amount of assets have been written down by financial institutions, with the impact of these losses forcing a number of large traditional banks, investment banks, broker-dealers and insurers into either liquidation or combination. These conditions have generally increased the credit risk, and possibility of default, of bonds issued by such institutions faced with these problems. Many of the institutions may continue to experience difficulty in accessing credit markets to finance their operations and in maintaining appropriate levels of equity capital. While the U.S. and foreign governments, and their respective government agencies, have taken steps to address problems in the financial markets and with financial institutions, there can be no assurance that the risks associated with investment in financial services issuers will decrease as a result of these steps.

Such economic and political conditions and increased public scrutiny during the past decade have led to new legislation and increased regulation in the U.S. and abroad, creating additional challenges for financial institutions. Regulatory initiatives and requirements that are being proposed around the world may be inconsistent or may conflict with regulations to which financial services issuers are currently subject, thereby resulting in higher compliance and legal costs, as well as the potential for higher operational, capital and liquidity costs. These laws and regulations may affect the manner in which a particular financial institution does business and the products and services it may provide. Increased regulation may restrict a company's ability to compete in its current businesses or to enter into or acquire new businesses. New regulations may reduce or limit a company's revenue or impose additional fees, assessments or taxes on those companies and intensify regulatory supervision, adversely affecting business operations or leading to other negative consequences.

Among the most prominent pieces of legislation following the financial crisis has been the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), enacted into federal law on July 21, 2010. The Dodd-Frank Act includes reforms and refinements to modernize existing laws to address emerging risks and issues in the nation's evolving financial system. It also establishes entirely new regulatory regimes, including in areas such as systemic risk regulation, over-the-counter derivatives market oversight, and federal consumer protection. The Dodd-Frank Act is intended to cover virtually all participants in the financial services industry for years to come, including banks, thrifts, depository institution holding companies, mortgage lenders, insurance companies, industrial loan companies, broker-dealers and other securities and investment advisory firms, private equity and hedge funds, consumers, numerous federal agencies and the federal regulatory structure. These regulatory changes may have adverse effects on certain issuers in the Trust, and could lead to decreases in such issuers' profits or revenues. In many cases the full impact of the Dodd-Frank Act on a financial institution's business remains uncertain because of the extensive rule-making still to be completed. The Sponsor is unable to predict the ultimate impact of the Dodd-Frank Act, any resulting regulation, or of its potential repeal or modification, on the securities in the Trust or on the financial services industry in general.

Developments in the European Union ("EU") could adversely affect certain financial services issuers. The departure of any EU member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on financial services issuers. More recently, there is uncertainty regarding the state of the EU following the United Kingdom's initiation on March 27, 2017, of the process to exit from the EU, commonly referred to as Brexit. One of the key global concerns that may continue to provide uncertainty in the markets is that the United Kingdom could be just the first of more EU countries to leave the union. The effect that Brexit, should it come to pass, may have on the global financial markets or on the financial services companies in your Trust is uncertain.

The financial condition of customers, clients and counterparties, including other financial institutions, could adversely affect financial services issuers. Financial services issuers are interrelated as a result of market making, trading, clearing or other counterparty relationships. Many of these transactions expose financial services issuers to credit risk as a result of the actions of, or deterioration in, the commercial soundness of other counterparty financial institutions. Economic and market conditions may increase credit exposures due to the increased risk of customer, client or counterparty default. Downgrades to the credit ratings of financial services issuers could have a negative effect on liquidity, cash flows, competitive position, financial condition and results of operations by significantly limiting access to funding or capital markets, increasing borrowing costs or triggering increased collateral requirements. Financial services issuers face significant legal risk, both from regulatory investigations and proceedings, as well as private actions. Profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

Banks face competition from nontraditional lending sources as regulatory changes have permitted new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks continue to face tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks. Bank profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. Further, economic conditions in the real estate market may have a particularly strong effect on certain banks and savings associations.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceed the volatility of the equity market in general, as well as increasing levels of pressure on the fees they charge. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, terrorism, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to risks including reserve inadequacy and the inability to collect from reinsurance carriers. Life and health insurance companies may be affected by mortality and morbidity rates, including the effect of epidemics. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability.

Industrials Companies

The Trust invests significantly in the common stocks of industrials companies. General risks of industrials companies include the general state of the economy, intense competition, imposition of import controls, volatility in commodity prices, currency exchange rate fluctuation, consolidation, labor relations, domestic and international politics, excess capacity and consumer spending trends. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, depletion of resources, government regulations, government contracts and e-commerce initiatives.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and nonresidential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers. Stocks of transportation companies are cyclical and can be significantly affected by economic changes, fuel prices and insurance costs. Transportation companies in certain countries may also be subject to significant government regulation and oversight, which may negatively impact their businesses.

Information Technology Companies

The Trust invests significantly in the common stocks of information technology companies. These include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Information technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

Fixed Portfolio

Investors should be aware that the Trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of the Trust except under certain limited circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Investment Summary—Investment Concept and Selection Process and that the Trust will generally continue to purchase or hold Securities originally selected through these criteria even though a Security may no longer meet all of the selection criteria. A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor and/or its affiliates may sell or recommend selling certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trust—Trust Supervision. This may have an adverse effect on the prices of the Securities. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interests of the Holders of the Units to do so.

The Portfolio is regularly reviewed and evaluated and although the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

Additional Securities

Investors should note that in connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit cash (or a letter of credit in lieu of cash)

with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the proportionate relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by the Trust.

Organization Costs

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs after the completion of the initial public offering period, which is expected to be approximately six months, from the Initial Date of Deposit (a significantly shorter time period than the life of the Trust). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under "Reimbursement to Sponsor for Organization Costs" in the Fee Table, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Termination

The Trust may be terminated early and all outstanding Units liquidated if the net asset value of the Trust falls below $1,000,000 or less than 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period. As the size of the Trust decreases, the Trust's expenses may create an undue burden on your investment. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Termination Date specified in the Summary of Essential Information.

Potential Conflicts of Interest

The Securities selected for the Trust may be subject to potential conflicts of interest. The Sponsor selected the Securities for the Trust based upon analysis provided by investment professionals from MS&Co. Research, an affiliate of the Sponsor. The Sponsor and its affiliates have a range of relationships with certain of the companies contained in the Trust. The inclusion of these companies in the Trust may potentially constitute a conflict of interest, which are set forth in detail under "Notes to Portfolio".

Legal Proceedings and Legislation

At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price

The Public Offering Price of the Units for the Trust is computed by adding any applicable initial sales charge to the net asset value per Unit of a Trust. The net asset value per Unit of a Trust is calculated by adding the combined market value of the Securities in the Trust (as determined by the Trustee) to any assets reduced by the liabilities of the Trust and then dividing that sum by the number of Units of the Trust outstanding. The total sales charge (including the creation and development fee)

is equal, in the aggregate, to a maximum charge of 2.75% of the Public Offering Price (2.828% of the net amount invested in Securities). In addition, during the initial offering period a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price for all purchases, including those which are subject to any of the sales charge reductions described below. See Expenses and Charges—Initial Expenses.

The initial sales charge is equal to the difference between the total sales charge, including the creation and development fee (maximum of 2.75% of the Public Offering Price), and the sum of the maximum fixed dollar amount of the remaining deferred sales charge and the creation and development fee (initially $0.275 per Unit). As a result, on the Initial Date of Deposit and any other day the Public Offering Price equals $10.00 per Unit, purchasers will pay no initial sales charge. If the Public Offering Price exceeds $10.00 per Unit purchasers will pay an initial sales charge calculated as described above. If the Public Offering Price is less than $10.00 per Unit, purchasers will receive a credit at the time of purchase equal to the difference between the total sales charge, including the creation and development fee (maximum of 2.75% of the Public Offering Price) and the fixed dollar amount of the remaining deferred sales charge and the creation and development fee. The initial sales charge, if any, is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor.

The deferred sales charge of $0.225 per Unit is accrued in five monthly installments and will be charged to the Trust's capital account established under the Indenture (the "Capital Account") on the dates specified in the Summary of Essential Information—Deferred Sales Charge Payment Dates. As a result of the deferred sales charge being a fixed dollar amount, if the Public Offering Price exceeds $10.00 per Unit, the deferred sales charge will be less than 2.25%, and if the Public Offering Price is less than $10.00 per Unit, the deferred sales charge will exceed 2.25%. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. To the extent that the entire deferred sales charge of $0.225 per Unit has not been deducted at the time of repurchase or redemption of Units prior to the final date specified in the Summary of Essential Information—Deferred Sales Charge Payment Dates, any unpaid amount will be deducted from the proceeds. Units purchased pursuant to the

Reinvestment Plan are not subject to the remaining applicable deferred sales charge or creation and development fee deduction. See Reinvestment Plan. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing the Trust and is further described below.

The creation and development fee is fixed at $0.05 per Unit and is paid at the close of the initial offering period. If the Public Offering Price exceeds $10.00 per Unit, the creation and development fee will be less than 0.50%, and if the Public Offering Price is less than $10.00 per Unit, the creation and development fee will exceed 0.50%.

Purchasers on the Initial Date of Deposit (the first day Units will be available to the public), will be able to purchase Units at approximately $10.00 each. To allow Units to be priced at approximately $10.00, the Units outstanding as of the Evaluation Time on the Initial Date of Deposit (all of which are held by the Sponsor), will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order.

Valuation of Securities by the Evaluator is made as of the close of business on the New York Stock Exchange on each business day. For this purpose, the Trustee provides the Evaluator with closing prices from a reporting service approved by the Evaluator. Securities quoted on a national stock exchange or the Nasdaq National Market System are valued at the closing sale price. When a market price is not readily available, including certain extraordinary corporate events, events in the securities market and/or world events as a result of which the Evaluator determines that a Security's market price is not accurate, a portfolio Security is valued at its fair value, as determined by the Evaluator or an independent pricing service used by the Evaluator. In these cases, the Trust's net asset value will reflect certain portfolio Securities' fair value rather than their market price. With respect to any Securities that are primarily listed on foreign exchanges, the value of the portfolio Securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities purchased on a foreign exchange is based on the applicable currency exchange rate as of the Evaluation Time.

Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents, trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units at a price equal to the net asset value per Unit, subject to a sales charge of 0.75%. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, the Trust must charge these amounts per Unit regardless of any discounts. However, purchasers eligible to receive a discount such that their total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee will receive a credit equal to the difference between their total sales charge and these fixed dollar charges at the time Units are purchased.

Fee Accounts

The Sponsor may offer Units for purchase through a registered investment adviser, certified financial planner or registered broker dealer who either charges periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provides such services in connection with the establishment of an investment account ("Fee-Based Account") for which a comprehensive "wrap fee" is charged on assets held in such an account, which generally would include the value of any Units held in the Fee-Based Account. If the Sponsor elects to offer Units for purchase by Fee-Based Accounts, then the Units will not be subject to the transactional sales charge but will be subject to the creation and development fee. The creation and development fee is $0.05 per Unit, which is 0.50% as a percentage of the Initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter). The creation and development fee is retained by the Sponsor.

You should consult your financial professional to determine whether you can benefit from purchasing Units through a Fee-Based Account. To purchase Units in these Fee-Based Accounts, your financial professional must purchase Units designated with the "Wrap Fee" CUSIP number set forth under "Summary of Essential Information".

Public Distribution

Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust. The Sponsor intends to qualify Units of the Trust for sale in all states of the United States where qualification is deemed necessary by the Sponsor.

Underwriter's and Sponsor's Profits

The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the maximum transactional sales charge per Unit (subject to reduction for purchasers as described under Public Offering Price above). A portion of the transactional sales charge is paid to the financial professional assisting with the sale of Units of the Trust. The Sponsor will also receive the amount of the collected creation and development fee.

In the event that subsequent deposits are effected by the Sponsor with the deposit of securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor may realize a profit or loss, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on deposit) and the Sponsor's purchase price of such Securities. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

The Sponsor also receives an annual fee at the maximum rate of $0.009 per Unit for the administrative, evaluation and other services which it provides during the life of the Trust. See Expenses and Charges—Fees. The Sponsor and its affiliates provide a vast array of financial services to a large number of companies globally and receive compensation for those services from such companies, some of which may be issuers of the common stocks in the Trust's portfolio. Please refer to the above Potential Conflicts of Interest section and to the discussion immediately following the Notes to Portfolio for additional information.

In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys

Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

Creation and Development Fee

The Sponsor will receive a creation and development fee of $0.05 per Unit (the "Creation and Development Fee") and will be payable from the assets of the Trust as of the close of the initial public offering period. This fee compensates the Sponsor for the creation and development of the Trust, including the determination of the Trust's objectives and policies and portfolio composition and size, and selection of service providers and information services, and for providing other similar administrative and ministerial functions. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Upon a repurchase, redemption or exchange of units before the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds. Units purchased following the close of the initial offering period are not subject to the Creation and Development Fee.

MARKET FOR UNITS

While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

•  the aggregate value of Securities in the Trust,

•  amounts in the Trust, including dividends receivable on Securities trading ex-dividend, and

•  all other assets in the Trust.

Deducting therefrom the sum of:

•  taxes or other governmental charges against the Trust not previously deducted,

•  accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses,

•  amounts for distribution to Holders of record as of a date prior to the evaluation, and

•  any other liabilities of the Trust.

The result of the above computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units of the Trust are tendered for redemption. In the event that a market is not maintained, a Holder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See Redemption.

The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

Units may be redeemed to the Trustee at its corporate trust office upon payment of any relevant transaction tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any nationally recognized stock exchange, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Units redeemed to the Trustee will be canceled.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. See Administration of the Trust—Accounts and Distributions. The Securities to be sold will be selected by the

Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust—Accounts and Distributions).

A Holder may tender Units for redemption on any weekday (a "Tender Day") the New York Stock Exchange is open. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission ("SEC"), (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

Redemption Price per Unit is computed by the Trustee as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses, (c) amounts for distribution to Holders of record as of a date prior to the evaluation, and (d) all other liabilities of the Trust; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the payment of the per Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per Unit received by a Holder will not be reduced by such due to be paid organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the closing sale price on such exchange. When a market price is not readily available, including certain extraordinary corporate events, events in the securities market and/or world events as a result of which the Evaluator determines that a Security's market price is not accurate, a portfolio Security is valued at its fair value, as determined under procedures established by the Evaluator or an independent pricing service used by the Evaluator. The value of any foreign securities purchased on a foreign exchange is based on the applicable currency exchange rate as of the Evaluation Time.

A redemption is a taxable event and may result in capital gain income or loss to the Holder. See Taxes.

EXPENSES AND CHARGES

Initial Expenses—Holders will reimburse the Sponsor on a per Unit basis, for all or a portion of the estimated costs incurred in organizing the Trust including the cost of the initial preparation, printing and execution of the registration statement and the Indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid at no cost to the Trust.

Fees—The Trustee's and Sponsor's fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent, payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year.

The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services, for evaluating the portfolio and for providing bookkeeping and administrative services for the Trust, but at no time will the total amount the Sponsor receives for services rendered to all unit investment trust series it deposits in any calendar year exceed the aggregate cost to it of supplying these services in that year.

The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers published by the United States Department of Labor.

The estimated expenses set forth in the Fee Table do not include the brokerage commissions payable by the Trust in purchasing or redeeming Securities.

Other Charges—These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust's registration statement current with federal and state authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust's rights under the underlying Securities), (5) any foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (6) indemnification of the Trustee for any losses, liabilities and expenses incurred without negligence, bad faith or willful misconduct on its part, (7) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (8) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

Payment of Expenses—Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Account (see below); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Account (see below) (which will reduce distributions from such accounts); and (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses. Each of these methods of payment will result in a reduction of the net asset value per Unit. Payment of the Deferred Sales Charge and the Creation and Development Fee will be made in the manner described under Administration of the Trust—Accounts and Distributions below.

Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trust—Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUST

Records

The Trustee keeps records of the transactions of the Trust at its unit investment trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

Dividends payable to the Trust are credited by the Trustee to the Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) will be credited by the Trustee to the Capital Account. If a Holder receives his or her distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less than an amount sufficient to distribute $0.05 per Unit. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge and the Creation and Development Fee will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations.

The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution.

The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore, the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue the Trust's investment in the Securities and maintain their proportionate relationship, it has the power but not the obligation to direct the disposition of the Securities upon certain circumstances described in the Indenture, including: institution of certain legal proceedings enjoining or impeding the declaration or payment of anticipated dividends; default under certain documents adversely affecting future declaration or payment of anticipated dividends or actual default on any outstanding security of the issuer; a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make retention of the Securities detrimental to the interest of the Holders; or a public tender offer, merger or acquisition affecting the Securities that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of the Holders. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.

Further, the Trust will likely continue to hold a Security and purchase additional shares even though such Security no longer meets the selection criteria listed under Investment Concept and Selection Process.

In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor shall instruct the Trustee to accept or reject such offer or take any other action with respect thereto as the Sponsor may deem proper. Upon receipt of securities through stock dividends, stock splits, dividend reinvestment plans or other distributions on Securities, the Sponsor shall determine whether to instruct the Trustee to hold or sell such securities, based on considerations such as diversification requirements, income distribution requirements and fees and expenses of the Trust.

The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit. In the event of a Failed Security, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in Replacement Securities in accordance with the Indenture) refund the cash and sales charge attributable to the failed contract to all Holders on or before the next Distribution Day. The Replacement Securities must be identical issuers of the Failed Securities and are limited to Securities previously included in the portfolio of the Trust.

Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of the Trust.

With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of the Trust following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the proportionate relationship among the Securities. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased due to regulatory, trading or internal Sponsor (or affiliate) related restrictions, or corporate actions, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issuers originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above.

Reports to Holders

Holders will receive a statement of dividends and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Holder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Holders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial advisor or the Trustee.

Book-Entry Units

Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency, (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor) and (4) for the Trust to continue to qualify as a "regulated investment company" for federal income tax purposes. The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of two-thirds of the Units outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified under the Summary of Essential Information. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under the Summary of Essential Information (as described under Description of the Trust—Risk Factors) and may be terminated early by written instrument executed by the Sponsor and consented to by Holders of two-thirds of the Units. The Trustee shall deliver written notice of any early termination to each Holder of record within a reasonable period of time prior to such termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each remaining Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts.

EXCHANGE AND ROLLOVER OPTIONS

Holders may exchange their Units of the Trust into units of any then outstanding series of a Sponsor-deposited unit investment trust in its initial offering period (an "Exchange Series") at their relative net asset values, subject to any applicable sales charge (as disclosed in the prospectus for the Exchange Series). Holders who retain their Units until the termination of the Trust may reinvest their terminating distributions into units of any then outstanding subsequent series of the Trust provided one is offered ("New Series"), or into any Exchange Series. Holders who decide not to rollover their proceeds will receive a cash distribution after the Trust terminates.

Under the exchange and rollover options, the Sponsor's repurchase price would be based upon the market value of the Securities in the Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the net asset value of the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover option by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor's secondary market account at the time of the Holder's elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trust described in this Prospectus. The availability of the exchange and rollover options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder's election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of either of these options will not prevent the Holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. See "Taxes." Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment options at any time.

REINVESTMENT PLAN

Distributions of income and/or principal, if any, on Units will be paid in cash. Pursuant to the Trust's "Reinvestment Plan," Holders may elect to automatically reinvest their distributions into additional Units of the Trust at no extra charge. However, the reinvestment of distributions does not avoid a taxable event that otherwise would occur. See "Taxes". If the Holder wishes to participate in the Reinvestment Plan, the Holder must notify his or her financial professional prior to the Record Day to which that election is to apply. The election may be modified or terminated by similar notice. Investors that rollover into the Trust from any prior unit investment trust deposited by the Sponsor (a "Prior Series"), if any, and who participated in the Reinvestment Plan of such Prior Series when it terminated, will continue to have their distributions reinvested into additional Units of the Trust until they elect otherwise.

Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of the Trust at the Sponsor's Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust. See Description of the Trust—Structure and Offering. Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

The following is a general discussion of certain federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States as of the date of this Prospectus. Tax laws and their interpretation are subject to change, possibly with retroactive effect. Substantial changes to the federal tax law were passed and signed into law in December 2017, many of which became effective in 2018 and may affect your investment in the Trust in a number of ways, including possible unintended consequences. This summary is based on the advice of counsel. The Internal Revenue Service ("IRS") could take a contrary position. Our counsel has not been asked to review the assets of the Trust or to provide an opinion on any tax issues. The Trust does not expect to seek any rulings from the IRS. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the "Code"), and does not address the tax consequences of Units held by brokers, dealers, financial institutions, insurance companies, tax-exempt entities, or anyone who holds Units as part of a hedge or straddle or marks to market its holdings.

The Trust intends to qualify annually as a regulated investment company under the Code. To qualify as a regulated investment company, the Trust must distribute to its Holders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest and the excess of net short-term capital gains over net long-term capital losses), and meet certain diversification of assets, source of income, and other requirements. By meeting these requirements, the Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) designated by the Trust as capital gain dividends, distributed to Holders. The Trust intends to distribute enough of its income to avoid the non-deductible 4% federal excise tax imposed on regulated investment companies that do not distribute at least 98% of their ordinary income and 98.2% of their capital gain net income. There is no assurance that the distributions of the Trust will be sufficient to eliminate all taxes at the Trust level in all periods. A Trust may make taxable distributions even during periods in which the unit value has declined.

If for any taxable year the Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Holders, and any distributions would be taxable to the Holders as ordinary dividends to the extent of the Trust's current or accumulated earnings and profits. Such distributions generally would be eligible for the dividends received deduction in the case of corporate Holders and the preferential federal tax rate of 20% applicable to certain qualified dividends from domestic corporations.

The Trust's policy is to distribute as dividends each year 100% (and in no event less than 90%) of its investment company taxable income. Distributions of net ordinary income and net short-term capital gains are taxable to Holders as ordinary income. Certain dividends of the Trust, to the extent attributable to income earned by the Trust from taxable domestic and certain foreign corporations may be eligible for the maximum 20% federal tax rate applicable to qualified dividends if certain holding period and other requirements are met. Distributions to Holders that are treated as ordinary income will constitute dividends for federal income tax purposes. Corporate Holders are generally entitled to the dividends-received deduction to the extent that the Trust's income is derived from qualifying dividends from domestic corporations. Holders should consult their tax adviser regarding specific questions about the dividends received deduction.

Net capital gains of the Trust (net long-term capital gain over net short-term capital loss) realized and distributed by the Trust and designated as capital gains dividends are taxable to Holders as long-term capital gains, without regard to the length of time the Holder may have held his or her Units in the Trust. Long-term capital gains distributions are not eligible for the dividends-received deduction. In determining the amount of capital gains to be distributed, available capital loss carry overs from a prior year will be taken into account in determining the amount of net long-term capital gain.

Dividends and capital gains income derived from the Trust generally will be included in the net investment income of a Holder, which is subject to a 3.8% federal tax applicable to U.S. taxpayers in the higher income brackets.

Distributions are taxable to investors whether received in cash or reinvested in additional Units of the Trust. Holders receiving a distribution in the form of additional Units will be treated as receiving a distribution in an amount equal to the amount of the cash dividend that otherwise would have been distributable (where the additional Units are purchased in the open market), or the net asset value of the Units received, determined as of the reinvestment date. Holders electing to receive distributions in the form of additional Units will have a cost basis for federal income tax purposes in each Unit so received equal to the value of a Unit on the reinvestment date. The tax laws provide that certain distributions of the Trust declared in October, November and December and paid to Holders in the following January are taxed as if received in December.

Upon the taxable disposition (including a sale or redemption and certain rollovers and exchanges) of Units of the Trust, a Holder may realize a gain or loss depending upon its basis in the Units. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Holder's hands, and will be long-term or short-term, generally depending upon the Holder's holding period for the Units. Non-corporate Holders are subject to tax at a maximum federal rate of 20% on capital gains resulting from the disposition of Units held for more than 12 months. However, a loss realized by a Holder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Holder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise)

within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

The Trust is generally required, subject to certain exemptions, to withhold, as backup withholding, at a current federal rate of 24% from dividends paid or credited to Holders and from the proceeds from the redemption of Trust Units if a correct taxpayer identification number, certified when required, is not on file with the Trust, or if the Trust or the Holder have been notified by the Internal Revenue Service that the shareholder is subject to these backup withholding rates. Corporate Holders are not subject to this requirement.

If the Trust invests in securities of foreign issuers, it may be subject to withholding and other similar income taxes imposed by a foreign country.

The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Trust's distributions generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply to distributions with respect to your Units, but under recent proposed regulations, upon which taxpayers are entitled to rely until such regulations are finalized, FATCA withholding on gross proceeds from the sale of Units and capital gain distributions from the Trust that were scheduled to take effect on January 1, 2019 is no longer applicable to such types of payments. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. The Trust will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

Dividends and distributions may also be subject to state and local taxes and, potentially, foreign taxes applicable to certain Holders.

Investors should carefully consider the tax implications of buying Units prior to a distribution by the Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by the Trust reduce the net asset value of the Trust's Units, and if a distribution reduces the net asset value below a Holder's cost basis, such distribution, nevertheless, would be taxable to the Holder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital.

Each Holder who is not a U.S. person should consult their tax advisor regarding the U.S. and foreign tax consequences of ownership of Trust Units, including the possibility that such a non-U.S. Holder may be subject to a U.S. withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) or backup withholding tax at a current rate of 24%, as discussed above, on amounts received by such person.

The Trust may be subject to state or local tax in jurisdictions in which the Trust is organized or may be deemed to be doing business.

* * *

After the end of each fiscal year for the Trust, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, including qualified dividends, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

Retirement Plans

Units of the Trust may be suitable for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering investment in the Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

MISCELLANEOUS

Trustee

The Bank of New York Mellon is the trustee of the Trust. It is a trust company organized under New York law. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the 1934 Act.

Legal Opinion

The legality of the Units has been passed upon by Paul Hastings LLP, 200 Park Avenue, New York, New York 10166, as special counsel for the Sponsor.

Experts

The statement of financial condition, including the portfolio of investments, included in this Prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such statement of financial condition, including the portfolio of investments, is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Sponsor

The Sponsor is, among other things, a registered investment adviser, a registered broker-dealer, a registered futures commission merchant, and a member of the New York Stock Exchange. The Sponsor is also a member of the Financial Industry Regulatory Authority. The Sponsor is one of the largest financial services firms in the United States with branch offices in all 50 states and the District of Columbia.

Morgan Stanley is a global firm engaging, through its various subsidiaries, in a wide range of financial services including:

•  securities underwriting, distribution, trading, merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities

•  merchant banking and other principal investment activities

•  brokerage and research services

•  asset management

•  trading of foreign exchange, commodities and structured financial products and

•  global custody, securities clearance services, and securities lending.

The Sponsor and the Trust have adopted a code of ethics requiring employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

(This page has been left blank intentionally.)

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statement filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-229765) and the Investment Company Act of 1940 (file no. 811-22966), and to which reference is hereby made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Copies may be obtained from the SEC by:

•  electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov

•  visiting the SEC internet address: http://www.sec.gov

•  writing: Public Reference Section of the Commission, 100 F Street, N.E., Washington, DC 20549-0104

Index

Investment Summary	2
Fee Table	4
Summary of Essential Information	5
Report of Independent Registered Public Accounting Firm	6
Statement of Financial Condition	7
Portfolio	8
Notes to Portfolio	9
Description of the Trust	10
Risk Factors	12
Public Sale of Units	17
Market for Units	20
Redemption	20
Expenses and Charges	21
Administration of the Trust	22
Exchange and Rollover Options	25
Reinvestment Plan	26
Resignation, Removal and Limitations on Liability	26
Taxes	27
Miscellaneous	29

Sponsor:

Morgan Stanley Smith Barney LLC
2000 Westchester Avenue
Purchase, New York 10577

Trustee:

The Bank of New York Mellon
2 Hanson Place, 12th Floor
Brooklyn, New York 11217
(800) 856-8487

When units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future trust. In this case an investor should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the SEC and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

Prospectus

Stocks for 2021, Series 2

Morgan Stanley Portfolios,
Series 29

CONTENTS OF REGISTRATION STATEMENT

A.            Bonding Arrangements of Depositor:

Morgan Stanley Smith Barney LLC (the Depositor) and its directors, officers and employees are covered by a Financial Institutions Bond with a limit of $200 million. Coverage is provided by ACE Global Markets (a Lloyds of London syndicate) and others.

B.            This Amendment to the Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Undertaking to File Reports.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm.

The following exhibits:

1.1                               Trust Agreement.

1.1.1                     Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to Pre-Effective Amendment No. 3 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (File No. 333-195602) dated July 22, 2014.

1.2                               Certificate of Formation of Morgan Stanley Smith Barney LLC.   Reference is made to Exhibit 4 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

1.3                               Limited Liability Company Agreement of the Depositor.  Reference is made to Exhibit 5 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

2.1                               Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Global Best Business Models, Series 1 (File No. 333-215201) dated December 20, 2016.

3.1                               Opinion and Consent of Counsel as to the legality of securities being registered.

3.3                               Opinion of Counsel as to the Trustee and the Trust.

4.1                               Consent of Evaluator.

4.2                               Consent of Independent Registered Public Accounting Firm.

7.1                               Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Morgan Stanley Portfolios, Series 15 (File No. 333-220028) dated August 18, 2017.

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

SIGNATURES

The Registrant, Morgan Stanley Portfolios, Series 29, hereby identifies Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1, Morgan Stanley Global Investment Solutions — Opportunistic Dividend Strategy, Series 1, Morgan Stanley Global Investment Solutions — Thematic Strategies: Global Recovery, Series 1, Morgan Stanley Global Investment Solutions — Uncommon Values Trust, 2015 and Uncommon Values Growth & Income Series, 2015, Morgan Stanley Global Investment Solutions — International Uncommon Values, 2015 Series, Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 2, Morgan Stanley Global Investment Solutions — Optimized Equity Dividend Strategy, Series 1, Morgan Stanley Global Investment Solutions—M.A.D.E. Portfolio, 2016, Morgan Stanley Global Investment Solutions—Global Best Business Models, Series 1, Morgan Stanley Global Investment Solutions—Momentum Strategy 2017 and Morgan Stanley Portfolios, Series 19 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Morgan Stanley Portfolios, Series 29, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Purchase and State of New York on the 21st day of March, 2019.

MORGAN STANLEY PORTFOLIOS, SERIES 29
(Registrant)

By:	MORGAN STANLEY SMITH BARNEY LLC
(Depositor)

By:	/s/ MICHAEL B. WEINER
Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on March 21, 2019, by the following persons who constitute the principal officers and a majority of the Board of Directors of Morgan Stanley Smith Barney LLC:

SIGNATURE	TITLE

Shelley O’Connor	Co-Chairman, Co-Chief Executive Officer and Co-President

Andrew Saperstein	Co-Chairman, Co-Chief Executive Officer and Co-President

Jed Finn	Director, Managing Director and Executive Committee Member

James Janover	Director, Managing Director and Executive Committee Member

Norm Heusser	Chief Financial Officer

By:	/s/ MICHAEL B. WEINER
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is incorporated herein by reference as set forth in Exhibit 7.1.